UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported): August 18, 2021

T Stamp Inc. (D/B/A Trust Stamp)

(Exact name of registrant as specified in its charter)

Delaware	81-3777260
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3017 Bolling Way NE, Floors 1 and 2,

Atlanta, Georgia, 30305, USA

(Mailing Address of principal executive offices)

(404) 806-9906

Issuer’s telephone number, including area code

Outstanding securities qualified pursuant to Regulation A:

Title of each class	Trading Symbol	Name of each exchange on which trading
Class A Common Stock	IDAI	OTC; Euronext Dublin (AIID)

Item 3.	Material Modifications to Rights of Securityholders

(a) Five-for-one forward stock split:

The Board of Directors of T Stamp Inc. (“Trust Stamp” or the “Company”) approved a Certificate of Amendment to the Company’s Amended and Restated Certificate of Incorporation increasing the number of authorized shares of Common Stock from 7,500,000 to 37,500,000 and effecting a five-for-one forward split of the Company’s outstanding shares of Common Stock. Approval of the Company’s holders of Common Stock was sought and obtained for this forward stock split and Certificate of Amendment. The forward split will be effective as of the close of business on August 18, 2021. As a result of the forward stock split, each share of the Company’s Common Stock outstanding on such date will be split into five shares of the Company’s Common Stock without any action required on the part of the stockholders.

Trading of the Common Stock of the Company reflecting the forward stock split will be allowed to commence on August 23, 2021. For a period of 20 days beginning on August 23, 2021, the Company’s trading symbol for OTC trades will be IDAID. After the 20 day period, the trading symbol will return to IDAI.

EXHIBITS

2.3	Certificate of Amendment to the Amended and Restated Certificate of Incorporation

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

T STAMP INC.

By:	/s/ Gareth Genner
Name:	Gareth Genner
Title:	Chief Executive Officer
Date:	August 20, 2021